Exhibit (a)(5)(vii)

Boaz Weinstein — Inside Alts Video Interview Transcript

Leslie Picker (00:03):

Boaz Weinstein has become one of the loudest critics of private credit. He’s also positioned his firm Saba Capital Management to profit from the recent turmoil. Weinstein sat down with us exclusively to discuss what he sees as the biggest risks in the asset class, why he’s buying stakes in several funds anyway, and what it all means for investors. This is Inside Alts. Boaz, thank you so much for taking the time. , this really is a moment in private credit, and I just wanted to start big picture, high level. W- what’s your view on private credit right now?

Boaz Weinstein (00:40):

Yeah, so I’ve been asked that question, “What’s your view now for the last seven years?” Mm-hmm. And until very recently, I gave the same answer, which was, you know, private credit was talked about like it was some sort of amazing invention like the internet, and it grew from a cottage industry of, of 500 billion dollars to two and a half trillion dollars where it is today. And really it’s about making loans to middle market companies, but in the process of placing as much of it as they, as the managers could to retail investors, they chose to create products by promising them liquidity. And those products are known as interval funds or private BDCs. And they promised you could get 5% of the entire fund back per quarter, which probably meant you could get all your money back if not too many people needed it. , but that liquidity really isn’t there when too many people want it.

(01:27):

And so what’s happening big picture right now is that for a number of reasons, in the middle of a bull market, there are cracks, there are problems. There are frauds, there are companies that are just going bad without being a fraud. And you had, , the coupons come down because of interest rates falling, because of competition where, , lower and lower spreads were being offered to the same companies, , to a lot of SaaS companies. The, the, they don’t even have to pay interest. They’re paying kind as, as it’s called. And even companies that run into trouble are given more time and they’re allowed to pay in kind, which is known as bad pick, right? Like you started with a coupon and then it’s, it’s undone. And so for, for those reasons, investors are seeing their, their dividends being cut, they want their money back.

(02:09):

And Wall Street, the number one story right now is where the redemption’s going to be for all these managers. And, and also at the same time, the, the navs of these funds, the net asset values are being written down as problems are hitting the portfolio.

Leslie Picker (02:23):

Do you think that’s a, a feature of private credit, this idea that there was some sort of adverse selection as a result of the fast growth of the industry, therefore they had to find assets, may have chosen subpar assets, or do you think it’s just getting a outsized amount of attention because of the vast growth and therefore all of the different, , frauds or write downs that we talk about is just a, a byproduct of that?

Boaz Weinstein (02:49):

Yeah. So look, Wall Street has a history of doing things to excess subprime, , you know, the problems that hit Orange County in 1994 with, with structured notes that were very hard to exit on the way out. And so, so here we have something where it sounds benign, it’s, it’s asset managers sort of taking the place of banks, but what they loved about it was the, the kind of lure of permanent capital that these funds have very long lives or, or no end, end date. And so it was really just done to excess. So it brought in, , lesser players and the competition to actually, , deploy the money led to mal investment. And so you have, , really at the same time, you have, , the noise about investors wanting their money back, kind of creating its own gravity where now that’s creating other investors wanting their money back.

(03:39):

And these, these stories that are hitting with Blue Owl and, and we’ll talk about other managers that, that are in our, , in our sites, , I think is going to create a problem because there just isn’t enough demand to buy what is at least $700 billion of this kind of, kind of financial alchemy where liquidity was promised, but it’s not really there.

Leslie Picker (03:58):

Do you think this is a systemic risk at this point in time?

Boaz Weinstein (04:02):

It is, you know, is it small systemic or big S? You know, we saw during COVID what happens when technicals dominate fundamentals. At the same time, as there were no people in AMC cinemas, AMC stock went to the moon. It didn’t matter that they weren’t showing movies or that, you know, you had GameStop and, and it went up because retail investors were bidding it up and it didn’t matter. , on the other side during COVID, you had investors that wanted out of credit and you had, , ETFs, ETFs, not closed-end funds trading at giant discounts, to the point where the Fed for the first time in its history stepped in and said, “We will buy junk ETFs,” which is so far away from the Fed’s mandate because there was this outflow of daily liquidity. Again, a liquidity problem, , when you put credit into daily liquidity products.

(04:48):

And so I think it is systemic, it’s not quite there yet, but the, the, , the problems are multiplying by the quarter and we see maybe it’s one quarter out or two quarters out where the underlying portfolios are going to have to be sold in part, and they’re not going to be able to get these lofty marks that they’ve been held at for the last few years.

Leslie Picker (05:07):

I definitely want to get into the idea of the, the marks as well. How does, you know, some would say that the features that, that you don’t like, this idea of gating and, , you know, making sure that the redemptions are capped at 5% a quarter, , that those are, are helpful to make sure it’s not systemic in the sense that you can’t have a bank run where everybody heads for the exits at the same time. If the underlying health of the portfolio does deteriorate as, as you expect in the next quarter or two, does that matter?

Boaz Weinstein (05:39):

So it’s at least, it’s, it is a good feature in the product that the liquidity was limited, right? It, it means there’s not gonna be a full run on the portfolio, but that’s no solace to the retail investor that has to pay for their child’s wedding or is remodeling their house and they need their money back and they didn’t expect it. And so, so it’s, it’s better than if it were in a daily liquidity fund. , but what we’ve seen, our managers go about it in completely different ways. So I’ll just, if it’s okay, I’ll just give you two- Yeah. ... the bookends on this. In the good camp, we have, we have Blackstone, which we all read had 7.9% redemptions-

Leslie Picker (06:13):

At BCRED.

Boaz Weinstein (06:14):

At BCRED, way higher at it for an 83 billion dollar fund. Think about that number. And, , Blackstone is one of the most venerable names in the history of Wall Street, and they chose to cure their redemption problem by allowing extra redemption and even funding it with their own money, which is, I think, just the gold standard of how to treat your clients. On the other hand, , a different color and a, , and a different, , name for the, the item. So instead of Blackstone, we have Blue Rock, okay? There’s a firm called Blue Rock that had in a, a very similar product in the interval fund. They had very significant redemptions. They only owed 5% a quarter. The portfolio’s actually pretty stable. It’s a bunch of real estate investment trusts, , , sorry, interval funds, and they chose to solve it instead of seeing the writing on the wall that they’re going to shrink, they’re gonna give back 5% a quarter.

(07:04):

They didn’t wanna shrink. They wanted to keep getting that assets under management fee, and so they chose to tell their clients, their investors, that they should vote favorably to change from a interval fund into a closed-end fund. That closed-in fund goes by the ticker, BPRE. , Future Standard did the exact same thing, , a month earlier with FSSL, and a couple of years ago with FSCO. FSCO today, and BPRE, the first day of trading, fell 40% lower than their NAV. So the investor, to your question about, well, is it good that they’re limited to only selling five? You know, when the, when the market speaks and says, “Where is the clearing price for these products down 40?” And so that kind of gap is such a shock, especially for credit. This is not even, these are not, , equity funds. And so, so whether, you know, depending on the, the, the alphabet soup of names, you know, interval funds, , tender offer funds, private BDCs, public BDCs, closed end funds, all of this stuff was sold to retail investors, and in some ways, retail did not understand what they were, , what they were getting into.

(08:11):

And the, the pain is extreme at BPRE, whereas Blackstone, I think, has done something really admirable to the industry to say, “We will even shrink faster than we need to because our investors want their money back and we care about them.”

Leslie Picker (08:23):

Let’s talk about the health of the underlying portfolios, because you brought up the idea of marks and being able to trust the marks. We’ve seen several instances of loans that were valued at par and then just all of a sudden, they’re, they’re zero, you know, a month or a couple months later. , how trustworthy do you think the health of the portfolios or at least what’s being disclosed is, or do you feel like there’s maybe more underneath the surface that we should be concerned about?

Boaz Weinstein (08:50):

Right. So the volatility was definitely suppressed, and I think Cliff Asknes, who’s brilliant often, was particularly brilliant with his term volatility laundering, and how the, the bug of it’s just not marked, and we know that there is volatility became the feature where the investor just loved that regular 1% dividend that they were getting per month, which was also achieved with, with high leverage, , and, and the manager getting very high fees. , I think that the portfolios in some funds are marked very differently than others. That’s really interesting. , and then you have, , those extreme moves, like you mentioned, or first brands, or, or the one that hit the BlackRock fund, , TCPC, where it went from part to zero very quickly. So you have kind of big problems on small amounts. The default rate is, is not exceptionally high. UBS had a very scary story where they thought it could go as high as 15%, but so you have those extreme moves on small things, but, you know, small moves on big things can add up too.

(09:47):

And, and also, we have to think about the, the kind of, , vicious cycle of even small write downs. So, , a stock, , FSK, future standard, wrote down their portfolio by 4.7%. , we think that’s not enough when we see where some of the marks are, and the stock fell 17% that day. So, so, you know, even if there aren’t that many frauds and that many fails right now with this economy as healthy as it is, even if SaaS is having a moment where, where loans are falling, you know, five, six, seven points, , we have to also ask the question, “What does this world look like if we actually have a bear market?”

Leslie Picker (10:23):

What do you think it does? Because you’re right in that a lot of people would defend private credit right now and say, “Look, our default rates are, they may be rising, but they’re still relatively modest. , software, all the concern about that is a tomorrow problem. Right now, everything looks okay.” , what do you think ultimately happens if there is a real credit cycle to this asset class?

Boaz Weinstein (10:44):

Yes. It will fall harder than it should. It will fall harder than it should because it has the wrong ownership in these products. The owner, the owner that thought they could get their money back but can’t. And when faced with that question, what do you do, we’ll accept a much lower price. Now, we’ve stepped in and shown bids on a number of different funds, , and we don’t know actually are we going to get hit, , but, but by bidding, we’re obviously making the point that we think there’s value at those levels. So while there are these problems, , at the discount that we’ve bid, we think that there’s enough room with the economy where it is today that we should expect to at least make some return. Though some investors, when they look at the discount, forget when I bid minus 30 for something, I’m not getting those loans 30 points cheap because these funds employ very high leverage.

(11:28):

And so the, the, the discount per loan might only be 12 or 15 points lower and from a nav that most people accept is mark too high.

Leslie Picker (11:37):

You know, as you look at the books of some of these, do you feel like the marks make sense to you?

Boaz Weinstein (11:45):

Right. So, you know, a confession is I’m not the expert on the marking of, of many of these middle market loans and not even close, but when you see many funds in a, in a given loan, , , marking across the board somewhere, let’s say at 60, I saw one example recently, but one fund, and I’ll leave the name out, , is marking it at 80, so you have a 20 point difference on a very big size position, it’s not that they’re not aware where the other managers are marking. And so what does that mean? And so I think that is going to actually backfire on them and that spotlight which will, should lead to them then, you know, being forced into marketing it more properly, but, , which will also lead to outflows. And so this, this whole problem now of, you know, we’re gonna see these numbers tomorrow, for example, Cliffwater, , which is the one that we’re watching the most closely because they actually own, they don’t own the loans directly.

(12:34):

They’ve invested in other managers. And so when they get their outflow number, they can’t even sell the loans in the market. They have, they’re going to be held to that 5% liquidity, , as a fund of funds. And so when, let’s say their number tomorrow, you know, the betting, , between the, the various experts I talked to is going to go to something like 10 to 20%, which is going to, I think, really surprise- For redemptions. 10 to 20% redemptions. And so some of the people redeeming, redeem it in full because they know they’re going to get cut back the way you’re cut back on a hot IPO. You put in for more than you even expect to get. But, but then through the news cycle and, you know, this number is going to be even much bigger than Blackstone’s number for good reason, you’re going to have the remaining 80 to 90 saying, “Well, maybe I have to do it next quarter because look at this news that I’m just learning about and how come you didn’t do it last quarter?” They asked that private wealth manager.

(13:22):

And these, these funds, by the way, some of them, , for example, , , we’re aware of funds where the salesperson that placed it was paid a commission between five and 8% to put their clients into an interval fund, into a private BDC. And you have to wonder, Leslie, how good of investment could this be if in order to get the salesperson to actually give it to their clients, you have to give them five

Leslie Picker (13:46):

To 8%. It’s a, it’s a very good question. And Cliffwater, you mentioned as being the one that you’re watching most closely. Do you feel like this is, you know, and, and we’re gonna talk about some of the other tenders that you have out there that have been in the news, but staying on Cliffwater, do you feel like this is a, a more serious issue than some of the other ones that we’ve been talking about, , and how do you see it all playing out?

Boaz Weinstein (14:08):

Right. So Cliffwater is an example of just exceptional growth from a standing start, you know, I think it was six or seven years ago, they’ve gone up to 40 billion, and they’re on- 2019,

Leslie Picker (14:19):

They launched their asset management business. Yeah.

Boaz Weinstein (14:21):

There you go. So, so seven, seven years later, 40 billion, and all held in this way where, , they’ve made investments in other managers, so they can’t even go and sell 100% of, you know, a number of different loans. And so when they get their redemption number, their statutory, , have to hold that cash in order to pay it out. And so it’s going to, whether they’re able to, like, wait a quarter, I don’t know their exact cash position, but we think it’s very likely that they’re going to have to start redeeming and they’re going to get cut back when they redeem these, these funds that they’ve invested in. And so I think kind of Cliffwater has this problem of, of not being considered the expert that a Blackstone is in actually making the loans and having this problem of Turducken where they’ve, you know, invested in someone else who has the same sort of liquidity gating that they can do to them.

(15:09):

, so that’s one. And then the second, I think, , FS, , there was a really interesting conference call for FSK where, , a analyst asked a very, in a very gentle way, your stock is trading at 50% of book value. I was amazed when I watched this, this transcript. You’re, you’re, you’re trading at 50% of book value. Why would you not take some of the cash that you’re getting from interest, from, , mature- maturing loans and buy back your own portfolio at 50? And if your marks are right, you’re gonna make your investors 100% return, right? If the marks are not right, and they should be at 80, you’re still making your investors a 60% return. And the answer back, well, we’re seeing there, there being good opportunities to make new loans, really. So a new loan at 11% is going to be you buying back your stock and making everyone 100% or 60%.

(15:55):

And so right there, you have something that’s very reminiscent to me when I, in my traditional business of being an activist in closed end funds, the greed of the manager is laid bare. I started earlier by telling you about the exceptional tr- , treatment of investors that Blackstone’s done with their, with BCRED, but here you have a, , a manager that’s unwilling to shrink their fund, to turn it from, you know, at NAV at six billion to maybe turn it into five billion at NAV in order to buy back a heavy amount of shares and build NAV. People need out. Okay, but that’s where it’s trading fine, but build now by retiring shares at such a steep discount and they’re unwilling to do it. And, and so, you know, this, this, , this issue is, is really what, you know, what, , retail investors were charged from getting into it, what the tax is when they try to get out, but they’re trading at discounts.

(16:43):

This is an issue that I think is actually gonna reach Capitol Hill.

Leslie Picker (16:46):

Yeah, it sounds ... And I definitely wanna talk about regulation as well, because I think that’s a key issue here, but it seems like just to kind of summarize your thoughts, , that you believe managers are kind of by design, keeping funds bigger, whether it’s through gating redemptions or not buying back their stock depending on the type of structure, part of that has to do with fees. That’s how they’re paid, essentially, on the, the, the size of their asset pool. , what do you ultimately think happens in terms of distinguishing the, a- as you put it, the Blackstones of the world and their decision versus those who may choose not to, to open their gates a bit more?

Boaz Weinstein (17:24):

Right. So, so in the middle, by the way, is reasonable behavior. You know, we promised you 5% and you’re gonna get your 5%, right? I think Blackstone went above and, above and beyond, and then I, I commend them for it. , and then the other extreme, , I talked about the ones that changed the structure because they didn’t wanna lose AUM. But the funny thing about it, the reason it is greed laid bare is what does the investor care if the fund is six billion or five billion, if they have the, if they have their portion of it? You know, if a mutual fund is 10 billion, five billion, it doesn’t change anything for the investor. It only changes something for the C-suite of that manager. And so that’s why this, when something’s at a deep discount, now we’re talking about public BDCs where you can observe the discount, , I think it’s really incumbent upon the manager if they care about their brand to go and actually take care of that discount.

(18:07):

But, you know, I, I, that’s how I think things should be in a perfect world, but we even see examples where a manager, and now I’m thinking about London with investment trusts where a manager is able to raise new money at NAV while they have their existing funds trading at a 30% discount NAV. And so how do I square those things? How, why would people pay 100 for something when they can more or less get the same thing, same manager at 70? It’s because these are the most vulnerable investors in the world. These are retail investors that are not savvy enough to understand that opportunity. And so that’s why I think no matter how good the disclosures are, there should be, , , additional disclosure and there’s suitability issues for these products that have very tenuous ability to give investors the liquidity that they think that they have.

Leslie Picker (18:51):

You mentioned you and Cox had a 30.4 million dollar tender offer for eight million shares of Blue Owl Capital Corporation known as OBDC2 that started on March 6th. The offer price represents a 34.9% discount. You’re also launching several of these at other funds as well. Why did you decide to pursue this and, and what has the early response been like so far?

Boaz Weinstein (19:16):

Right. So for what it’s worth, we decided to pursue it before Blue Owl became an enormous story. It happened because we were hearing, , from investors in these funds that they wanted, they wanted their money back. They were trying to find someone to step into their shoes. So that, it happened in an organic way, and a different manager, , Starwood, the same thing, that there was a big block, big block meaning, , in that world is, - Group. ... 10, 10 to 20 million or something. Yeah. And, , maybe it’s one private wealth manager. And, and so where would that trade? And so, so kind of hearing that grumbling getting louder, we started to watch even more closely the differences in redemptions between managers. We saw the Q4 numbers, now we’re seeing the Q1 numbers. And so we understood that this $700 billion space is going to have a problem.

(20:03):

And so we wanted to bid where there’s the offer, or there’s the supply, and then the blue, blue owl story became an enormous story, and we kind of, in a sense, got swept into it. And I think one of the most interesting things for me, because I’m, I’m supposed to be the expert, I don’t know the answer, is how much are we going to actually buy? , we spoke with one of the largest asset managers in the world on this topic. He wanted to talk to us about it, the CIO. He thinks we’re gonna get none of it. I’ve been to run into, , an amazing- Why does he think you’re gonna get none

(20:31):

Of it? Because he thinks investors will rationally say, “You know, I’ll just wait, I’ll just take my 5% a quarter.” , but it’s more than five, of course, because if, if, , it’s, if 10% of the fund redeems, you, you might get half of it back, right? Five out of 10. And on the other hand, , that doesn’t explain why investors are selling the, the closed-end funds that I, I mentioned that used to be interval funds at a 40% discount. So, you know, I think maybe part of his thinking is it’s also very cumbersome for them to sell. They have to fill out a long form. The letter that we wrote making our offer actually doesn’t go to the investor on its own. It gets, , mailed along with a letter from the manager. In the case of Starwood, they’ve already written that, you know, our, our bid they think is too low, though they don’t have a higher bid and, , and they, , recommend against.

(21:18):

So, so on the one hand, this ma- this CIO of one of the three largest asset managers in the world thinks we’re getting none. The CIO, founder of one of the top two or three hedge funds in credit to be created in the last decade thinks we’re gonna get hit on everything. And so the, to answer your question, how’s the early returns? We don’t actually know yet. We don’t know. , I, I don’t even ... My instinct is we’re going to get some, but I know this number is going to be supremely interesting to the managers and, of course, to the investors that are wondering, , should they wait? Are others doing what they’re doing? And in the middle of all of it, to have these two interval funds convert into closed end funds, and that’s again, BPRE and FSSL and immediately hit their investors for large losses.

(22:02):

And FSCO done a couple years earlier now, today, at 59% of book value. To be at that level of discount, I think retail investors, they need the money, some of them, and some of them are going to sell. And if, and if they’re not going to sell a lot today, you know, one quarter from now, actually the story might be decidedly worse once these outflow numbers, , mushroom, which they appear to be doing, you know, the idea that, that ... I think what really caught the market by surprise is to have one of the top managers in the world like Blackstone get way above that 5% number.

Leslie Picker (22:34):

Yeah, no, I, I completely agree. One thing I’m trying to square in my mind is, is, do you want to own this? Because everything that I’ve heard from you so far is that there are some real issues with private credit as an asset class. So if you do get significant amounts of demand for your tender offer, do you at Saba, do you want that exposure?

Boaz Weinstein (22:56):

Right. So the way I, I think about it is that I’m normally playing in the public markets. I own none of this right now and the public markets, , okay, we’ve had a wobble in the last two weeks, but, , we’re more or less in credit price to perfection. If you look at the spread on single B, double B, triple B, , corporate credit, , you had really the lowest spreads in history, leave aside the hyperscalers where they’re trading unnaturally wide because of the, you know, the supply. Again, technicals versus fundamentals. , and, and so on the one hand, , public credit is trading at incredibly optimistic levels and private credit is trading at pessimistic levels. And so as a RV, relative value arbit treasure, I look at it like I’ve shorted, , optimism through the public markets, and I’m now trying to buy pessimism.

(23:47):

And in that way, , hopefully with a, a diversified enough portfolio, I’ll be long private credit at the right level, at the right level of discount, and that’s a shifting Sands, you know, number. Obviously it should be lower today than where it was a week ago. And, and my, , the other side of my book, the short side, , I think, , is in for real trouble also because what do people do when they can’t get their private credit money back? And they’ve, when I say people, I mean, people with large portfolios, institutions, endowments, pensions, they go and sell their public portfolio. Mm-hmm. Right? And so I think, you know, the inability to raise cash, just like we’ve seen from endowments because we didn’t have enough private equity exits, because there’s gonna be gating at these private credit funds, you’re going to see it weigh on the public debt markets as well, and I think we’re going to profit there through short positions we have through creditoratives, which is my, , domain expertise.

(24:39):

, and CDS, in my view, is, is a great way to, to play it because you can’t really, if you’re bearish the market, you really can’t easily find a way to be short the private market, but the public market, you can do it in a hyper liquid way.

Leslie Picker (24:52):

Hmm. So this idea that if people can’t get their illiquid capital out, they’re gonna just find liquidity where they can, and that could cause potentially some sort of crash in the, in the public credit market.

Boaz Weinstein (25:05):

You know, you said crash, you know, you, you said systemic, and I said, well, maybe it’s lo- small as systemic. Maybe, maybe it is a crash, but I, I think all it has to be is just a weight on the shoulders of a market already a couple weeks ago, price to perfection and, , and the, the public market also, , the debt market, some of those companies are having issues. So, you know, I think that, , public credit is incredibly mispriced, , and part of my, , short term thinking about it is informed by the, , the issues that the private credit markets are having.

Leslie Picker (25:37):

Some pessimists out there may say, and probably have said, , you know, you’re just talking down private credit to, you know, benefit your own portfolio, , to be able to get retail investors scared enough that they wanna sell into these tenders. What do you say to those critics?

Boaz Weinstein (25:53):

Well, I mean, <laugh> so I, , , I’ve talked about the, the market structure and the, , you know, kind of financial alchemy of promising liquidity that isn’t there. , but I haven’t, I haven’t, , said, “Oh, you know, we had first brands fraud and tricolor fraud and we had, , actual, , defaults like, , you know, companies that don’t sound like the internet. Like, you know, Porta-Potty company defaulted and Zips Car Wash, $700 million loan, the company, , went bankrupt in September. So, you know, I’m, I’m not ... , you didn’t, , hear me say there’s 20 more like it. What, what I am saying is I know technicals, , very well from, , mar- from being a student of the market and, , and the, the, the supply is there. The outflows are there. I’m not saying people sh- should redeem the redemptions have arrived and I’m here to try to buy, , for my investors where investors need to sell.

(26:49):

If someone has a higher bid, they, they should show it. And, , I think that actually our bids are a sign of where we see value in the private credit market. , we’re not short anything in private credit. In fact, I’ve chosen seeing the 30, 40% declines in the most amazing managers, Aries, Apollo, Blackstone. I actually chose these past few weeks to buy the stock of these companies, and we’re long the stocks of these companies on the idea that in case this is overdone, , these, these are the guys that are gonna be the winners, , at the end when the smoke clears, and their stocks may represent good value. Now, if those stocks that are down in, in just a few months, that number, and even more if you go back to September, , if actually those are bad buys, think about what that means, that firms like the, those names down 30 or 40 are not enough, , and I think that, that actually, that’s another example of me buying pessimism and s- and shorting optimism as we’ve done for our investors.

Leslie Picker (27:43):

Owl too. I know you tweeted that you were long those names and you included Owl. Are you still long Owl?

Boaz Weinstein (27:48):

That’s a good catch by you. , so I am long just a little bit of owl equity. I do not feel as strongly about it as I do the, , the more, more, , diversified older players, like, , the three I mentioned.

Leslie Picker (28:00):

Do you have plans for tenders at other semi-liquid, non-traded BDCs? You mentioned BlackRock’s HLN, Blackstones, B Cred, , and then of course you have a history with BlackRock and their closed-end funds.

Boaz Weinstein (28:14):

Yeah. And actually, we, we <laugh>, believe it or not, have a very nice relationship with BlackRock for these last couple of years. , and none of this is personal to the manager. If anything, if we go bid for something, it’s a sign that we think the manager is good. Actually, we like, , or the portfolio is relatively good versus the marks. And so, , we are interested in, , bidding for more. We’d like to foresee what’s, what’s happening with what, , the bids we’ve shown so far. We, we get, we have to leave those bids out there for a while. So in a sense, , you know, it will be some number of weeks before we know. And, , and I do think that there is this enormous opportunity. If you take this $700 billion space out of the two and a half trillion of private credit, and just imagine in a bear market, , five, 10, 15% of it is for sale more than the liquidity offered, that’s, that’s a 35 to $100 billion opportunity for us to go and buy our favorite, , portfolios, whether hedged with public credit, whether they’re cheap enough to have a margin of safety to be a long only investment, , I think we’re the right manager to do it because of that history you mentioned where we could look a venerable manager in the eye that we’re at odds with over how they’re treating their clients and come out ahead for not only us, but all the small investors that got to benefit from buybacks, tenders, open endings, things that, , are happening actually in record amounts, for example, in the UK where we’re active right now.

Leslie Picker (29:37):

Let’s talk about regulation, because earlier in the conversation, you mentioned that this was a space that regulators should be paying more attention to, private credit, , broadly. What do you think the regulators have missed so far that they really need to step in and pay more attention to?

Boaz Weinstein (29:53):

So, you know, I’m not, , I’m not a regulator. I just have my views of the way the world ought to be. Maybe it’s, , it It’s in, in some cases informed, in some cases it’s naive. My view is that having seen investors in these products, these products meaning my 10 years in closed end funds, and now, , in this alphabet soup of BDC, private BDC interval fund, tender offer fund, these investors I believe are the least sophisticated investors in the world, in, in, in the, in the US market or in, you know, those international markets. And they need an extra level of care, they need extra level of disclosure. Whereas from the manager side, there was this idea of, you know, we need to put private equity and private credit in all of these kinds of funds because it’s not fair that the retail investor doesn’t get to own what the big institutions get to own.

(30:42):

Well, if you look at some of the returns of what these funds have done, so take FSK, for example, which I think launched, could be wrong, in 2014, I think it’s given its investor net of fees, partly because of the discount it’s at, but partly because of the performance, it’s returned to its investors 1.4% a year. So not even close to what they could have gotten being in riskless T-bills. And so I think some of the fee issues with these products, , the disclosure was improved some number of years ago, but the fees are high, performance fees, the, the kind of lure of permanent capital, the lure of, , incentive fees, leverage. , I think that regulators really need to protect those investors way more than they need to protect, you know, large institutions that, that understood and, , were not as, , willing to participate in this space.

Leslie Picker (31:30):

So do you think these products belong in 401?

Boaz Weinstein (31:34):

I think only in small amounts. , there should be some guardrails because, you know, just the example of the ones that became closed in funds that started as a different product and the investors sitting there with a 40% loss having nothing to do with the underlying investments, , just structure, , they need to be protected from more of this in the future, at least to not have too much of it.

Leslie Picker (31:57):

Lastly, your view on the economy, I know you mentioned that, , you know, you felt comfortable doing these tender offers because of where you think we are in the economy. That to me sounds pretty bullish.

Boaz Weinstein (32:09):

Yeah. So <laugh> we happen to have a large short position in the public markets already, and this seemed to fit very well, whether it’s buying the stocks of, you know, areas, Apollo, Blackstone, which we’ve done. , I see all the uncertainty that’s happening in, , the geopolitical side, and maybe that’s temporary, you know, I, we woke up today with oil up 20%, but then it, it, it recovered quite a bit. But I think that, you know, that’s more or less unpredictable certainly to me and, and really also to the experts, right? Look at where oil was six, seven days ago. Did ... So, so obviously it went from 60 to 110 overnight with, you know, people being very well aware that the US was very likely to do something. So it shows how quickly things can change. And I think the, the thing about private credit is that it is getting bad at a time that things are good, just as you said.

(32:57):

And so I actually really think that, , the opportunity when things do change, when the economy slows, , maybe that’s not for a year, maybe it’s about to happen, maybe it’s gonna happen years from now, that is, , is going to be one of the best opportunities in my entire career, is to be able to buy dollars. And when I say dollars, I don’t mean NAV. I mean, an adjusted conservative NAV for what we think it ought to be, not overly conservative, but, you know, the reasonable adjusted NAV, to be able to buy that at a 30% discount is an enormous, enormous rarity in the markets. That’s why I have such passion for closed-end funds because I don’t know the future. It’s precisely why I don’t know if a, a hundred’s going to, to go to 130, that I love to buy 100 for 70, right?

(33:41):

That 30% off. And so, so this to me is really like kind of not even a first cousin, like a brother or sister of the thing I’ve been doing for, for more than a decade, and it’s about to get super interesting.

Leslie Picker (33:52):

I feel like it already is, especially after the last 30 minutes of this conversation. Boyz Weinstein, really appreciate your time. Thank you so much for sharing so many insights with us.

Boaz Weinstein (34:03):

Thank you, Leslie.